Via EDGAR

June 22, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Monick, Staff Accountant

Re:	Gevity HR, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2007

Filed May 7, 2007

File No. 0-22701

Dear Ms. Monick:

On behalf of Gevity HR, Inc. (the “Company”), I hereby notify you that the Company intends to provide its written response to the comments set forth in Mr. Woody’s letter to the Company, dated June 20, 2007, on or prior to July 31, 2007.

Please contact me at (941) 741-3107 should you have any questions.

Very truly yours,

/s/ Garry Welsh

Garry Welsh

Chief Financial Officer